UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DE ACQUISITION 2, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Dennis Nguyen
c/o New Asia Partners, LLC
100 South Fifth Street, 19th Floor
Minneapolis, MN 55402
(612) 605-6190
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2394850 New Asia Partners LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 4,196,500 8. Shared Voting Power N/A
9. Sole Dispositive Power 4,196,500
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 83.9%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-2510853 Newport Capital LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 4,196,500*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 4,196,500*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,500*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 83.9%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by New Asia Partners LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Dennis Nguyen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 4,196,500*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 4,196,500*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,500*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 83.9%
14. Type of Reporting Person (See Instructions) IN

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by New Asia Partners LLC and beneficially by Newport Capital LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 27-1689694 Wildwood Capital LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 4,196,500*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 4,196,500*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,500*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 83.9%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by New Asia Partners LLC and beneficially by Wildwood Capital LLC.

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Todd Vollmers
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power N/A 8. Shared Voting Power 4,196,500*
9. Sole Dispositive Power N/A
10. Shared Dispositive Power 4,196,500*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,500*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 83.9%
14. Type of Reporting Person (See Instructions) IN

*This amount represents shares of common stock, par value $0.0001 per share (the “Common Stock”) owned of record by New Asia Partners LLC and beneficially by Wildwood Capital LLC.

Item 1.    Security and Issuer

4,196,500 shares (the “Shares”) of common stock, $0.0001 par value (the “Common Stock”) of DE Acquisition 2, Inc. (the “Issuer”).  The Issuer’s address is 100 South Fifth Street, 19th Floor Minneapolis, MN 55402.

Item 2.    Identity and Background

          (a)           This statement is filed by New Asia Partners LLC (“NAP”), Newport Capital LLC (“Newport Capital”), Dennis Nguyen (“Nguyen”), Wildwood Capital LLC (“Wildwood Capital”) and Todd Vollmers (“Vollmers”) (collectively, the “Reporting Persons”).

        (b)           The address of NAP is 100 South Fifth Street, 19th Floor, Minneapolis, MN 55402. The address of Newport Capital and Mr. Nguyen is 2740 West Lake of the Isles Parkway, Minneapolis, MN 55416.  The address of Wildwood Capital and Todd Vollmers is 2461 Wildwood Dr., Shakopee, MN 55379.

        (c)           Mr. Nguyen is the President, Treasurer and director of the Issuer and the Chairman of NAP and Mr. Vollmers is the Vice President and Secretary of the Issuer and General Counsel of NAP.

        (d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

        (e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)           Mr. Nguyen and Mr. Vollmers are citizens of the United States. NAP is an international private equity group formed in Minnesota. Wildwood Capital LLC is a private equity group formed in [Minnesota].  Newport Capital is a private equity group formed in Minnesota.

Item 3.    Source and Amount of Funds or Other Consideration

          The Shares were purchased by NAP with working capital for an aggregate purchase price equal to $2,500.00.  All of the outstanding membership interests of NAP are owned by Newport Capital and Wildwood Capital.   Mr. Nguyen, an officer and director of the Issuer owns all of the outstanding membership interests of Newport Capital.  Mr. Vollmers, an officer of the Issuer owns all of the outstanding membership interests of Wildwood Capital.

Item 4.    Purpose of Transaction

       The Reporting Persons acquired the Shares for investment purposes.  Depending on market conditions and other factors, any of the Reporting Persons may acquire additional securities of the Issuer as each deems appropriate, whether in privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of the shares they own in privately negotiated transactions with third parties or otherwise.

       The Shares were purchased in accordance with the terms and conditions of a Securities Purchase Agreement, dated January 19, 2011 (the “Purchase Agreement”), by and between the Issuer and New Asia Partners LLC and those certain purchaser signatories thereto, pursuant to which Mr. Nguyen was appointed to serve as President, Treasurer and director of the Issuer and Mr. Vollmers was appointed as Vice President and Secretary of the Issuer.  The sole officer and director of the Issuer prior to the closing of the transactions contemplated by the Purchase Agreement, resigned in accordance with the terms and conditions of the Purchase Agreement.

Item 5.    Interest in Securities of the Issuer

           NAP owns 4,196,500 shares of the Common Stock of the Issuer, representing approximately 83.9% of the outstanding Common Stock of the Company.  Newport Capital owns 92.3% of the outstanding membership interests of NAP and Mr. Nguyen owns 100% of the outstanding membership interests of Newport Capital and therefore may be deemed to beneficially own up to 92.3% of the shares of Common Stock owned of record by NAP. Wildwood Capital owns 7.65% of the outstanding membership interests of NAP and Mr. Vollmers owns 100% of the outstanding membership interests of NAP and may be deemed to beneficially own up to 7.65% of the Common Stock owned of record by NAP.  Mr. Vollmers and Mr. Nguyen share voting and dispositive control over the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The Shares were issued in accordance with the terms and conditions of the Purchase Agreement.

Item 7.    Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

99.2   Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2011

NEW ASIA PARTNERS LLC

By:	/s/ Dennis Nguyen
Dennis Nguyen, Chairman

NEWPORT CAPITAL LLC

By:	/s/ Dennis Nguyen
Dennis Nguyen, Chief Manager

/s/ Dennis Nguyen
Dennis Nguyen

WILDWOOD CAPITAL LLC

By:	/s/ Todd Vollmers
Todd Vollmers, Manager

/s/ Todd Vollmers
Todd Vollmers